ENDORSEMENT

This Endorsement to the Accelerated Death Benefit Rider for Chronic Illness and Accelerated Death Benefit Rider for Chronic Illness Plus, if applicable, is added to, and becomes a part of, the Policy to which it is attached. In case of conflict between the provisions of the Policy, Rider and this Endorsement, this Endorsement will control.

The first bullet of the definition of “Chronically III Person” is replaced with the following:

•	being unable to perform (without Substantial Assistance from another person) at least two Activities of Daily Living for a period of at least 90 days due to a loss of functional capacity; or

This change is effective as of the Issue Date of the Policy.

Symetra Life Insurance Company

[ /s/ David S. Goldstein ]
[David S. Goldstein] [Secretary]